CURALEAF HOLDINGS, INC.
Unaudited Condensed Interim Consolidated Financial Statements
As of and for the Three and Six Months Ended
June 30, 2023 and 2022
(Expressed in Thousands United States Dollars Unless Otherwise Stated)

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Balance Sheets
(in thousands)

		As of
	Note	June 30, 2023	December 31, 2022
		Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents		$85,017	$163,177
Accounts receivable, net of allowance for credit losses of $15,562 and $13,200, respectively		46,673	44,722
Inventories, net	5	244,719	240,996
Assets held for sale	6	47,739	166,205
Prepaid expenses and other current assets		34,991	28,974
Current portion of notes receivable		4,286	—
Total current assets		463,425	644,074
Deferred tax asset		1,291	1,564
Property, plant and equipment, net	7	613,722	607,932
Right-of-use assets, finance lease, net	8	150,428	156,868
Right-of-use assets, operating lease, net	8	122,461	120,827
Intangible assets, net	9	1,226,806	1,218,511
Goodwill	9	676,169	625,129
Investments		2,340	2,797
Other assets		46,790	48,937
Total assets		$3,303,432	$3,426,639

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	20	$69,364	$81,676
Accrued expenses		105,461	105,764
Income tax payable		209,908	162,928
Lease liability, finance lease	8	8,582	7,853
Lease liability, operating lease	8	17,110	16,074
Current portion of notes payable	10	48,470	51,882
Current contingent consideration liability	4, 20	16,023	18,537
Liabilities held for sale	6	10,505	35,605
Deferred consideration		24,012	24,446
Financial obligation	8	5,244	4,740
Other current liabilities		1,196	1,726
Total current liabilities		515,875	511,231
Deferred tax liability		318,210	308,974
Notes payable	10	525,602	570,788
Lease liability, finance lease	8	164,507	167,075
Lease liability, operating lease	8	112,568	111,360
Contingent consideration liability	4, 20	7,006	10,572
Deferred consideration	4	40,220	36,854
Financial obligation	8	211,576	214,139
Other long-term liability		103,691	94,829
Total liabilities		1,999,255	2,025,822

Temporary Equity:
Redeemable non-controlling interest contingency	12	123,296	121,113

Shareholders’ equity:
Additional paid-in capital		2,185,127	2,163,061
Treasury shares		(5,208)	(5,208)
Accumulated other comprehensive loss		(13,860)	(18,593)
Accumulated deficit		(985,178)	(859,556)
Total shareholders’ equity		1,180,881	1,279,704
Total liabilities and shareholders’ equity		$3,303,432	$3,426,639
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Statements of Operations (Unaudited)
(in thousands, except for share and per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Note	2023	2022	2023	2022
Revenues:
Retail and wholesale revenues		$337,070	$325,748	$672,190	$620,548
Management fee income		1,510	1,230	2,886	2,483
Total revenues		338,580	326,978	675,076	623,031
Cost of goods sold		192,058	147,981	367,804	282,724
Gross profit		146,522	178,997	307,272	340,307
Operating expenses:
Selling, general and administrative	14	110,124	107,779	222,298	208,361
Share-based compensation	13	6,247	8,258	7,956	15,930
Depreciation and amortization	7, 8, 9	37,233	27,865	67,659	54,595
Total operating expenses		153,604	143,902	297,913	278,886
(Loss) income from operations		(7,082)	35,095	9,359	61,421
Other income (expense):
Interest income		1	10	23	69
Interest expense	10	(14,980)	(14,163)	(27,083)	(27,170)
Interest expense related to lease liabilities and financial obligations	8	(10,670)	(7,501)	(21,348)	(14,795)
Other income, net	15	5,246	18,459	5,897	19,831
Total other expense, net		(20,403)	(3,195)	(42,511)	(22,065)
(Loss) income before provision for income taxes		(27,485)	31,900	(33,152)	39,356
Income tax expense		(41,397)	(49,159)	(82,083)	(90,608)
Net loss from continuing operations		(68,882)	(17,259)	(115,235)	(51,252)
Net loss from discontinued operations, net of tax¹	3	(5,610)	(4,503)	(15,726)	(8,774)
Net loss		(74,492)	(21,762)	(130,961)	(60,026)
Less: Net (loss) income attributable to non-controlling interest		(3,250)	127	(5,339)	(1,648)
Net loss attributable to Curaleaf Holdings, Inc.		$(71,242)	$(21,889)	$(125,622)	$(58,378)

Per share - basic and diluted:
Net loss from continuing operations		$(0.09)	$(0.02)	$(0.15)	$(0.07)
Net loss from discontinued operations		(0.01)	(0.01)	(0.02)	(0.01)
Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	16	$(0.10)	$(0.03)	$(0.17)	$(0.08)
Weighted average common shares outstanding – basic and diluted	16	719,269,057	709,965,526	719,023,326	709,434,324

[1] The three and six month periods ended June 30, 2023 include pre-tax loss of $2.0 million on the sale of certain discontinued operations in Colorado (see Note 3 — Discontinued operations).
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Statements of Comprehensive Loss (Unaudited)
(in thousands)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Net loss from continuing operations	$(68,882)	$(17,259)	$(115,235)	$(51,252)
Foreign currency translation differences	2,894	(14,991)	8,089	(20,061)
Total comprehensive loss from continuing operations	(65,988)	(32,250)	(107,146)	(71,313)
Total comprehensive loss from discontinued operations, net of tax	(5,610)	(4,503)	(15,726)	(8,774)
Total comprehensive loss	(71,598)	(36,753)	(122,872)	(80,087)
Less: Comprehensive loss attributable to non-controlling interest	(1,593)	(4,595)	(1,983)	(8,007)
Comprehensive loss attributable to Curaleaf Holdings, Inc.	$(70,005)	$(32,158)	$(120,889)	$(72,080)
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Statements of Shareholders’ Equity (Unaudited)
(in thousands, except for share amounts)

	Redeemable Noncontrolling Interest	Common Shares		Additional Paid-in Capital	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders' Equity
		Number of Shares
		SVS	MVS
Balances as of December 31, 2021	$118,972	614,369,729	93,970,705	$2,047,531	$(5,208)	$(6,744)	$(489,458)	$1,546,121
Issuance of shares in connection with public offering	—	495,998	—	835	—	—	—	835
Foreign currency exchange variance	(6,359)	—	—	—	—	(13,702)	—	(13,702)
Exercise and forfeiture of stock options	—	1,147,481	—	(825)	—	—	—	(825)
Reclassifications	25	—	—	3,735	—	(379)	77	3,433
Share-based compensation	—	152,508	—	15,930	—	—	—	15,930
Net loss	(1,648)	—	—	—	—	—	(58,378)	(58,378)
Balances as of June 30, 2022	$110,990	616,165,716	93,970,705	$2,067,206	$(5,208)	$(20,825)	$(547,759)	$1,493,414

Balances as of December 31, 2022	$121,113	623,520,125	93,970,705	$2,163,061	$(5,208)	$(18,593)	$(859,556)	$1,279,704
Issuance of shares in connection with acquisitions	—	6,484,552	—	14,086	—	—	—	14,086
Contribution from non-controlling interest	4,166	—	—	—	—	—	—	—
Foreign currency exchange variance	3,356	—	—	—	—	4,733	—	4,733
Exercise and forfeiture of stock options	—	1,230,905	—	24	—	—	—	24
Share-based compensation	—	—	—	7,956	—	—	—	7,956
Net loss	(5,339)	—	—	—	—	—	(125,622)	(125,622)
Balances as of June 30, 2023	$123,296	631,235,582	93,970,705	$2,185,127	$(5,208)	$(13,860)	$(985,178)	$1,180,881
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
(in thousands)

	Six months ended June 30,
	2023	2022
Cash flows from operating activities:
Net loss from continuing operations	$(115,235)	$(51,252)
Adjustments to reconcile Net loss from continuing operations to net cash provided by (used in) operating activities:
Depreciation and amortization	98,474	73,679
Share-based compensation	7,956	15,930
Non-cash interest expense	22,798	4,093
Amortization of operating lease right-of-use assets	7,854	6,179
Gain on debt retirement	(3,299)	(1)
Loss on sale or retirement of asset	3,400	(1,811)
Gain on investment	(5,601)	(14,852)
Bad debt expense	1,871	—
Non-cash adjustments to inventory	6,623	—
Deferred tax expense	(8,959)	(11,411)
Other non-cash expenses	2,490	—
Changes in assets and liabilities:
Accounts receivable, net	(6,626)	(1,734)
Inventories	(6,908)	(33,269)
Prepaid expenses and other current assets	(7,823)	(1,436)
Tax receivables	(1,032)	—
Other assets	1,988	(32,509)
Accounts payable	(2,963)	39,423
Income tax payable	46,210	22,845
Operating leases, net (right-of-use asset acquisitions and disposals)	252	—
Operating lease liabilities	(13,964)	(5,049)
Accrued expenses and other current liabilities	9,438	(5,895)
Net cash provided by operating activities from continuing operations	36,944	2,930
Net cash used in operating activities from discontinued operations	(9,312)	(12,607)
Net cash provided by (used in) operating activities	27,632	(9,677)

Cash flows from investing activities:
Purchase of property, plant and equipment, net	(34,882)	(62,980)
Proceeds from sale of entities	—	2,964
Cash surplus (deficit) from consolidations of acquisitions	(707)	21,132
Acquisition related cash payments	—	(96,089)
Payments on notes receivable	—	2,315
Note receivable from third party	(4,286)	—
Net cash used in investing activities from continuing operations	(39,875)	(132,658)
Net cash provided by investing activities from discontinued operations	1,333	2,729
Net cash used in investing activities	(38,542)	(129,929)

Cash flows from financing activities:
Proceeds from financing transactions	—	40,203
Lease liability payments	(3,768)	(2,063)
Principal payments on notes payable and financing liabilities	(61,133)	(2,379)
Remittances of statutory tax withholdings on share-based payment awards	—	(3,562)
Exercise of stock options	24	(826)
Deferred consideration payment	(2,358)	—
Net cash (used in) provided by financing activities from continuing operations	(67,235)	31,373
Net cash used in financing activities from discontinued operations	(127)	(226)
Net cash (used in) provided by financing activities	(67,362)	31,147

Net decrease in cash	(78,272)	(108,459)
Cash and cash equivalents, beginning of period	163,177	299,329
Effect of exchange rate on cash	112	(3,754)
Cash and cash equivalents, end of period	$85,017	$187,116

Non-cash investing & financing activities:
Issuance of notes in connection with acquisitions	$—	$145,433
Contingent consideration incurred in connection with acquisitions	—	4,005

Supplemental disclosure of cash flow information:
Cash paid for taxes	$37,336	$109,610
Cash paid for interest	21,624	19,174
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
Note 1 — Operations of the company
Curaleaf Holdings, Inc. (the “Company”, “Curaleaf” or the “Group”) was incorporated under the laws of British Columbia, Canada on November 13, 2014. Curaleaf operates as a life science company developing full scale cannabis operations, with core competencies in cultivation, manufacturing, dispensing, and cannabis research.
On October 25, 2018, the Company completed a reverse takeover transaction, and completed a related private placement, which closed one day prior on October 24, 2018 (collectively, the “Business Combination”). Following the Business Combination, the Company’s subordinate voting shares (“SVS”) were listed on the Canadian Securities Exchange (“CSE”) under the symbol “CURA” and quoted on the OTCQX ® Best Market under the symbol “CURLF”. The head office of the Company is located at 420 Lexington Ave, New York, New York 10170. The Company’s registered and records office address is located at Suite 1700-666 Burrard Street, Vancouver, British Columbia, Canada.
For the purposes of these unaudited condensed interim consolidated financial statements as of June 30, 2023 and December 31, 2022 and for the three and six months ended June 30, 2023 and 2022, and the accompanying notes to these unaudited condensed interim consolidated financial statements, (the “Interim Financial Statements”), the terms “Company” and “Curaleaf” mean Curaleaf Holdings, Inc. and, unless otherwise indicated, includes its subsidiaries. Any references to the cultivation, processing, manufacturing, extraction, retail operations, dispensing or distribution of cannabis, logistics, or similar terms specifically relate only to the Company’s licensed subsidiary entities. Operations of the licensed subsidiary entities are dependent on each entity’s license type, and the applicable local law and associated regulations.
Note 2 — Basis of presentation
The accompanying Interim Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America as issued by the Financial Accounting Standards Board. The Company’s significant accounting policies and methods of application are described in Summary of significant accounting policies in the annual audited consolidated financial statements of the Company as of and for the years ended December 31, 2022 and 2021 (“Annual Financial Statements”). The Interim Financial Statements have been prepared consistent with those accounting policies.
The Interim Financial Statements should be read in conjunction with the audited consolidated financial statements for Curaleaf Holdings, Inc. and the notes thereto, included in the Company’s Annual Financial Statements.
In the opinion of management, the financial data presented includes all adjustments necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. Certain previously reported amounts have been reclassified between line items to conform to the current period presentation. Results of interim periods should not be considered indicative of the results for the full year. These unaudited interim condensed consolidated financial statements include estimates and assumptions of management that affect the amounts reported in the unaudited condensed consolidated financial statements. Actual results could differ from these estimates.
Discontinued Operations
The Company classifies items as discontinued operations in accordance with Accounting Standards Codification (“ASC”) 205 - Presentation of Financial Statements (“ASC 205”). A disposal of a component of an entity or group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has, or will have, a major effect on an entity’s operations and financial results and meets the criteria for assets held for sale, is already disposed of by sale, or is disposed of other than by sale (i.e. via abandonment, distribution to owners in a spin off, etc.). To classify as an asset held for sale, the asset or disposal group must meet all of the following conditions: i) the asset is available for immediate sale in its present condition, ii) management is committed to a plan to sell, iii) an active program to locate a buyer and complete the plan has been initiated, iv) the asset is being actively marketed for sale at a sales price that is reasonable in relation to its fair value, v) the sale is highly probable within one year from the date of classification, and vi) actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn. An asset held for sale is measured at the lower of its carrying amount or fair value less cost to sell unless the asset held for sale meets the exceptions as denoted by ASC 205. Fair value is the amount obtainable from the sale of the asset in an arm’s length transaction, less the costs of disposal. Once classified as held for sale, any depreciation and amortization cease to be recorded.

When the Company makes the decision to sell an asset or group of assets, it is evaluated to determine if it is held for sale or if it qualifies as a discontinued operation based on the three criteria described above and as outlined in ASC 205. When a component of the Company qualifies as discontinued operations, the results of the component are presented as a part of assets held for sale in the Condensed Interim Consolidated Balance Sheets, separately as Net loss from discontinued operations, net of tax in the Condensed Interim Consolidated Statements of Operations, and separately per each type of cash flow (Net cash used in operating activities from discontinued operations, Net cash provided by investing activities from discontinued operations, and net cash provided by (used in) investing activities from discontinued operations) in the Condensed Interim Consolidated Statements of Cash Flows. Additionally, the summarized results of discontinued operations and the major classes of assets and liabilities are disclosed in a separate footnote (see Note 3 — Discontinued operations).
Certain amounts presented in the Condensed Interim Consolidated Balance Sheets for the prior year period have been reclassified to exclude discontinued operations and therefore present continuing operations balances.
Summary of significant accounting policies
There have been no changes to the Company’s significant accounting policies as described in Note 2 — Basis of presentation in the Company’s Annual Financial Statements.
Recently Issued Accounting Standards
The Company reviews recently issued accounting standards on a quarterly basis and has determined there are no standards yet to be adopted which are relevant to the Company’s disclosures.
Note 3 — Discontinued operations
On January 26, 2023, the Company announced its planned closure of a majority of its operations in California, Colorado and Oregon. These planned closures represent a strategic shift that will have a major effect on the Company’s operations and financial results. These discontinued operations are a component of the Company’s domestic reportable segment.
The planned closure of these operations meet the ASC 205 held for sale criteria as of June 30, 2023; therefore, the Company has reflected the financial results of the discontinued operations in the Interim Financial Statements.
During the second quarter of 2023, the Company completed a sale of certain discontinued operations in Colorado and recorded a pre-tax loss of $2.0 million.

The following table summarizes the major classes of assets and liabilities of the Company’s discontinued operations as of June 30, 2023 and December 31, 2022.

	June 30, 2023	December 31, 2022
Assets
Receivables, net	$3,707	$7,455
Inventories	3,929	9,648
Prepaid expenses, deposits and other current assets	21,657	3,071
Total current assets	29,293	20,174
Deferred tax asset	12,312	13,328
Income tax receivable	—	13,359
Property and equipment, net	2,714	11,733
Right-of-use assets, operating lease	1,504	3,320
Total non-current assets	16,530	41,740
Total assets	$45,823	$61,914

Liabilities
Accounts payable	$946	$3,596
Accrued expenses	3,834	6,771
Lease liability, finance lease	540	513
Lease liability, operating lease	1,536	1,517
Current portion of notes payable	82	82
Total current liabilities	6,938	12,479
Notes payable	33	68
Lease liability, finance lease	341	618
Lease liability, operating lease	2,587	4,080
Other long-term liability	775	2,029
Total non-current liabilities	3,736	6,795
Total liabilities	$10,674	$19,274
The summarized results of the Company’s discontinued operations were as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Total revenue	$1,552	$6,776	$8,909	$21,093
Cost of goods	5,825	6,913	18,679	22,290
Gross loss	(4,273)	(137)	(9,770)	(1,197)
Other operating expenses	1,076	5,220	3,075	10,198
Operating loss	(5,349)	(5,357)	(12,845)	(11,395)
Total other income (expense), net	547	(120)	(3,339)	(359)
Loss from discontinued operations before provision for income taxes	(4,802)	(5,477)	(16,184)	(11,754)
Loss on sale of discontinued operations before provision for income taxes	(1,965)	—	(1,965)	—
Loss from discontinued operations before provision for income taxes	(6,767)	(5,477)	(18,149)	(11,754)
Income tax benefit	1,157	974	2,423	2,980
Net loss from discontinued operations, net of tax included in the Condensed Interim Consolidated Statements of Operations	$(5,610)	$(4,503)	$(15,726)	$(8,774)

Note 4 — Acquisitions
Deseret Wellness LLC
On April 10, 2023 the Company acquired 100% of all issued and outstanding share capital of Deseret Wellness LLC (“Deseret”), the largest cannabis retail operator in Utah, with consideration consisting of cash and stock. The Deseret acquisition includes three retail dispensaries located in the cities of Park City, Provo and Payson. Deseret immediately strengthened the Company’s retail footprint in Utah, providing the state's medical patients with a wide variety of quality products including cannabis flower, vape cartridges, edibles, and concentrates.
The following table presents the fair value of the assets acquired and liabilities assumed in the acquisition of Deseret as of the acquisition date and an allocation of the consideration to net assets acquired:

Deseret Wellness
Cash	$1,360
Prepaid expenses and other current assets	137
Inventory	971
Property, plant and equipment, net	1,692
Right-of-use assets	406
Other assets	57
Licenses	10,620
Trade name	890
Non-compete agreements	230
Goodwill	6,838
Deferred tax liabilities	(3,339)
Liabilities assumed	(5,242)
Net assets acquired	$14,620

Consideration paid in cash	$2,067
Deferred consideration classified as a liability	12,553
Total consideration	$14,620

Cash outflow, net of cash acquired	$707
The fair value of the consideration, paid through the issuance of SVS, was based on a third-party valuation that takes into account transfer restrictions and the time value of money. The Company incurred $0.3 million of transaction costs related to the acquisition of Deseret. The acquisition remains subject to post-closing adjustments, and the Company is in the process of finalizing purchase price accounting.
The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the acquisition had occurred as of January 1, 2023. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2023, or of the future consolidated operating results. For the Deseret acquisition, total unaudited pro forma revenue and net loss for the six months ended June 30, 2023 was $7.0 million and $0.1 million, respectively.
Revenue and net loss from Deseret included in the Condensed Interim Consolidated Statements of Operations for the three and six months ended June 30, 2023 was $3.2 million and $0.1 million, respectively.
Tryke Companies
On October 4, 2022, the Company completed the acquisition of Tryke Companies (dba Reef Dispensaries), a privately held, vertically integrated, multi-state cannabis operator, upon which the Company took ownership of six highly trafficked dispensaries under the Reef brand, with two retail stores in Arizona and four in Nevada, including the Phoenix metropolitan area, Las Vegas strip, and North Las Vegas.
The transaction consideration included an initial payment at closing of $10.0 million in cash and 2.7 million SVS and additional cash and shares consideration of $75.0 million and 16.5 million SVS, to be paid in three installments on the first, second and third anniversaries of the closing.
Contingent considerations
Contingent consideration recorded relates to the Company’s business combinations and asset acquisitions. As discussed in Note 2 — Basis of presentation, contingent consideration payable is subject to significant judgment and estimates, such as projected future revenue. Refer to Note 20 — Fair value measurements and financial risk management for further discussion surrounding the inputs utilized in the Company’s determination of its fair value of contingent consideration.
Changes in the contingent consideration account balance are as follows:

	Acquisitions(1)
	HMS	EMMAC	Sapphire	Four20	Tryke	Total
Carrying amount, December 31, 2022	$1,854	$10,360	$3,895	$4,690	$8,310	$29,109
Payments of contingent consideration	(1,854)	(3,846)	-	-	-	(5,700)
Revaluation of contingent consideration	-	(973)	-	1,551	(1,860)	(1,282)
Difference in exchange	-	581	219	102	-	902
Carrying amount, June 30, 2023	-	6,122	4,114	6,343	6,450	23,029
Less: current portion	-	(2,075)	(4,114)	(3,384)	(6,450)	(16,023)
Non-current contingent consideration liability	$-	$4,036	$-	$2,959	$-	$7,006

(1) As defined individually in the Company’s Annual Financial Statements.
Note 5 — Inventories
Inventories consist of the following as of June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022
Raw materials:
Cannabis	$49,334	$43,054
Non-Cannabis	23,075	17,258
Total raw materials	72,409	60,312

Work-in-process	91,786	118,998
Finished goods	85,297	74,317
Transferred to Assets held for sale	(4,773)	(12,631)
Inventories, net	$244,719	$240,996
Note 6 — Assets and liabilities held for sale
Changes in the carrying amount of assets and liabilities held for sale are as follows:

Assets held for sale	Discontinued Operations	GR Entities	Total
Balance at December 31, 2022	$61,914	$104,291	$166,205
Transferred in/(out)	(16,091)	(102,375)	(118,466)
Total assets held for sale at June 30, 2023	$45,823	$1,916	$47,739

Liabilities associated with assets held for sale	Discontinued Operations	GR Entities	Total
Balance at December 31, 2022	$19,274	$16,331	$35,605
Transferred in/(out)	(8,600)	(16,500)	(25,100)
Total liabilities associated with assets held for sale at June 30, 2023	$10,674	$(169)	$10,505
Former Grassroots Entities (“GR Entities”)
Pursuant to the Amended and Restated Agreement and Plan of Merger (the “Grassroots Merger Agreement”), on October 14, 2022, the former owners of Grassroots (as defined in the Annual Financial Statements) exercised their option to be paid in the form of cash and SVS in the amount of $28.3 million, and the Company gained the sole right to proceeds from the sale of the Illinois Assets (as defined in the Annual Financial Statements).
On April 1, 2021, Curaleaf and the owners of the Illinois Assets signed definitive agreements to sell the Illinois Assets to Parallel Illinois, LLC (“Parallel”). Under the terms of the transaction, the purchase price for the Illinois Assets consisted of up to $100 million base price to be paid $60 million in cash and $40 million in Parallel stock, plus earnouts of up to an additional $55 million payable through 2023. The Company received a $10 million deposit from Parallel, which was refundable under limited circumstances. On February 25, 2022, the Company received correspondence from Parallel’s attorneys indicating that it will not be in a position to complete the acquisition of the Illinois Assets and declared its agreement to purchase the Illinois Assets terminated. The Company has asserted that Parallel’s actions have constituted material breaches of its agreement with Parallel and on February 2, 2022 filed an arbitration against Parallel and certain principals of Parallel for breach of contract, fraudulent misrepresentation and other claims. As a result of the breach of contract, management determined that the $10 million deposit received from Parallel was no longer refundable as of June 30, 2022, and accordingly recognized a gain within the “Other income” line item in the Condensed Interim Consolidated Statements of Operations at that time.
During the first quarter of 2022, the Company signed a letter of intent to sell the Grassroots Vermont entities; PhytoScience Management Group, Inc., including Vermont Patients Alliance, LLC, PhytoScience Institute, LLC, and Nutraceutical Science Laboratories, LLC and accordingly has recorded the associated net assets of these entities as held for sale during the current period in the Condensed Interim Consolidated Balance Sheets.
Since the acquisition, the Company has been actively marketing certain rights and interests for certain real estate assets associated with the acquisition of Grassroots. As of June 23, 2023, after continued unsuccessful marketing of these real estate assets, the Company terminated the marketing of these real estate assets and reclassified them from held-for-sale to held-and-used.
Discontinued Operations
As described above in Note 3 — Discontinued operations, the Company began marketing its net assets of its operating entities in California, Colorado, and Oregon for sale during the period ended June 30, 2023 and as such, these net assets have been classified as held for sale in the Condensed Interim Consolidated Balance Sheets.
During the second quarter of 2023, the Company completed a sale of certain discontinued operations in Colorado and recorded a pre-tax loss of $2.0 million.
All assets and liabilities held for sale are included within the Domestic operations reportable segment. See Note 17 — Segment reporting, for further information regarding the Company’s segments as of June 30, 2023.

Note 7 — Property, plant and equipment, net
Property, plant and equipment, net consisted of the following as of June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022
Land	$9,653	$10,623
Building and improvements	505,463	463,261
Furniture and fixtures	200,784	184,645
Information technology	5,995	5,149
Construction in progress	57,724	80,309
Transferred to assets held for sale	(3,534)	(12,508)
Total property, plant and equipment	776,085	731,479
Less: Accumulated depreciation	(162,363)	(123,547)
Property, plant and equipment, net	$613,722	$607,932
Assets included in construction in progress represent projects related to both cultivation and dispensary facilities not yet completed or otherwise not ready for use.
Depreciation expense totaled $18.9 million and $36.2 million for the three and six months ended June 30, 2023, respectively, of which $13.0 million and $25.5 million, respectively, were recognized as cost of goods sold. The remaining $5.9 million and $10.7 million, respectively, were recognized as a part of Total operating expenses in the Condensed Interim Consolidated Statements of Operations.
Note 8 — Leases
The Company leases real estate for its dispensaries, cultivation facilities, production plants, and corporate offices. Lease right-of-use assets (“ROU assets”) and liabilities are recognized for real estate leases with an initial term greater than 12 months on the Condensed Interim Consolidated Balance Sheets. Certain of the Company’s leases contain cancellation options, in the event the Company is unable to obtain regulatory approval and permitting for a selected site, as well as other contingencies. In addition, the majority of the Company’s real estate leases include extension options, which are typically at the option of the Company to exercise. Cancellation and extension options are used to determine the Company’s ROU assets and lease liabilities only when the Company has determined that it is probable that it will exercise the options. The majority of the Company’s lease payments are in-substance fixed, with the exception of certain real estate leases that include annual escalation clauses based on an index or contractual rate.
The Company has historically entered into transactions in which real estate property or equipment owned by the Company is sold to and immediately leased back from the buyer. The Company analyzes each such transaction to determine if the transaction should be accounted for as a sale leaseback. If the Company determines that the transaction did not result in control of the real estate property or equipment being transferred to the buyer, the financed asset is recognized in Property, plant and equipment, net and the corresponding obligation is recognized in Financing lease obligations on the Condensed Interim Consolidated Balance Sheets.
Leases with an initial term of 12 months or less are not recorded on the Condensed Interim Consolidated Balance Sheets. Certain real estate leases require payment for taxes, insurance, maintenance, and other common area charges. These variable expenses are considered non-lease components. These variable payments are excluded from the measurements of lease liabilities and are expensed as incurred. The Company accounts for real estate leases and the related non-lease components together as a single component.
The Company also leases machinery and equipment under lease arrangements that are of low-value or are short-term in nature; therefore, the Company does not recognize any ROU assets and lease liabilities for these leases. Expenses recognized relating to short-term leases and low-value leases of machinery and equipment for the three and six months ended June 30, 2023 and 2022 were immaterial.

The components of the Company’s real estate lease costs recognized in the Condensed Interim Consolidated Statements of Operations for the three and six months ended June 30, 2023 and 2022 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Finance lease cost:
Amortization of ROU assets	$3,827	$2,763	$7,655	$5,284
Interest on lease liabilities	4,601	3,034	9,208	6,342
Total finance lease cost	8,428	5,797	16,863	11,626

Sale leaseback financial obligations:
Interest on financial obligations	6,069	4,467	12,140	8,453
Depreciation on leased assets	4,522	3,103	9,122	5,934
Total financial obligations cost	10,591	7,570	21,262	14,387

Total operating lease cost	7,304	6,188	14,431	11,555

Total lease cost(1)	$26,323	$19,555	$52,556	$37,568

(1) Excludes short-term lease cost due to immateriality of the amounts therein.
As of June 30, 2023 and December 31, 2022, the Company’s asset and liability related to its sale leaseback arrangements accounted for as financial obligations consist of the following:

June 30, 2023
Financed property and equipment, net of accumulated depreciation of $21.4 million	$185,073

Financial obligation liability:
Current financial obligation liability	$5,244
Non-current financial obligation liability	211,576
Total financial obligation liability	$216,820
Supplemental cash flows information related to the Company’s leases are as follows:

	For the six months ended June 30,
	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$(9,208)	$(7,255)
Operating cash flows from operating leases	(13,964)	(10,504)
Financing cash flows from finance leases	(3,768)	(2,288)
Cash flows from sale leaseback financial obligations	(14,199)	(9,672)
Proceeds from sale leasebacks accounted for as financial obligations	—	40,203
Total cash flow from lease activities	$(41,139)	$10,484

	As of
	June 30, 2023	December 31, 2022
ROU assets obtained in exchange for lease obligations:
Finance lease	$1,028	$15,118
Operating leases	9,728	12,837
Total ROU assets obtained in exchange for lease obligations	$10,756	$27,955

Weighted average remaining lease terms and weighted average discount rate on the Company’s lease liabilities as of June 30, 2023 and December 31, 2022 are as follows:

	June 30, 2023	December 31, 2022
Weighted average remaining lease term (in years) - Finance leases	10.5	11.4
Weighted average remaining lease term (in years) - Operating leases	7.2	6.9
Weighted average discount rate - Finance leases	11.0%	11.0%
Weighted average discount rate - Operating leases	10.3%	9.9%
As of June 30, 2023, maturities of the Company’s lease liabilities are as follows:

Fiscal Year	Operating Leases	Finance Leases	Financial Obligations
2023 (remaining six months)	$14,775	$13,116	$14,500
2024	28,288	26,639	29,418
2025	25,405	27,190	30,179
2026	23,367	27,613	31,583
2027	21,946	28,238	32,061
2028 and thereafter	72,177	178,647	271,067
Total undiscounted remaining minimum lease payments	185,958	301,443	408,808
Less imputed interest	(56,280)	(128,354)	(191,988)
Total discounted remaining minimum lease payments	$129,678	$173,089	$216,820
Note 9 — Goodwill and intangible assets

As of June 30, 2023	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Long-lived intangible assets:
Licenses and service agreements	$1,286,716	$(211,742)	$1,074,974
Tradenames	167,129	(34,261)	132,868
Intellectual property and know-how	110	(45)	65
Non-compete agreements	31,954	(13,055)	18,899
Intangible assets	$1,485,909	$(259,103)	$1,226,806

As of December 31, 2022	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Long-lived intangible assets:
Licenses and service agreements	$1,224,709	$(164,005)	$1,060,704
Tradenames	165,592	(28,615)	136,977
Intellectual property and know-how	98	(30)	68
Non-compete agreements	31,554	(10,792)	20,762
Intangible assets	$1,421,953	$(203,442)	$1,218,511
The gross carrying amount of intangible assets increased by $64.0 million during the six months ended June 30, 2023 primarily due to the reclassification of certain assets previously classified as held for sale to held for use coupled with additions from the acquisition of Deseret Wellness (see Note 4 — Acquisitions).
Amortization of intangible assets was $30.3 million and $54.6 million, respectively, for the three and six months ended June 30, 2023.

Changes in the carrying amount of Goodwill are as follows:

Balance as of December 31, 2022	$625,129
Purchase price adjustments	119
Change in Assets held for sale (Note 6)	41,677
Acquisitions (Note 4)	6,838
Effect of foreign currency translation	2,406
Balance as of June 30, 2023	$676,169
Note 10 — Notes payable
Notes payable consist of the following as of June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022
Senior Secured Notes – 2026
Principal amount	$475,000	$475,000
Unamortized debt discount/deferred financing	(18,179)	(20,037)
Net carrying amount	$456,821	$454,963

Bloom Notes – 2023
Principal amount	$—	$50,000
Unamortized debt premium (discount)	—	(74)
Net carrying amount	$—	$49,926

Bloom Notes – 2024
Principal amount	$46,000	$50,000
Unamortized debt premium (discount)	528	(1,755)
Net carrying amount	$46,528	$48,245

Bloom Notes – 2025
Principal amount	$60,000	$60,000
Unamortized debt discount	(5,537)	(7,115)
Net carrying amount	$54,463	$52,885

Seller notes payable	$6,653	$6,728
Other notes payable	9,606	9,923
Total other notes payable	$16,259	$16,651

Current portion of notes payable	$48,470	$51,882
Long-term notes payable	525,602	570,788
Total notes payable	$574,072	$622,670
Senior Secured Notes – 2026
In December 2021, the Company closed on a private placement of senior secured notes due 2026, for aggregate gross proceeds of $475 million (“Senior Secured Notes – 2026”). The note indenture dated December 15, 2021 governing the Senior Secured Notes – 2026 (the “Note Indenture”) enables the Company to issue additional senior secured notes on an ongoing basis as needed, subject to maintaining leverage ratios and complying with other terms and conditions of the Note Indenture. The principal restrictions on incurring indebtedness include the requirement that a fixed charge coverage ratio of 2.5:1 and consolidated debt to consolidated EBITDA ratio of 4:1 be maintained when taking into account the incurrence of additional debt. The issue of additional Senior Secured Notes or other debt pari passu to the existing notes is permitted provided that the consolidated secured debt to consolidated EBITDA ratio of 3:1 is maintained when taking into account the incurrence of additional debt, and certain other conditions are met. The Company and certain of its guarantor subsidiaries are required to grant a first lien security interest in their respective assets to the trustee appointed under the Note Indenture, including assets acquired after the issue of the Notes, subject to limited exceptions. Despite the first lien granted to the holders of the Notes, the Note Indenture permits the Company to grant a more senior lien to secure up to $200 million of additional financing from commercial banks, providing for revolving credit loans, provided that the interest rate applicable to such revolving credit loans shall be lower than the interest rate applicable to the Senior Secured Notes – 2026. The Senior Secured Notes – 2026 bear interest on the unpaid principal amount at a rate of 8% per annum, compounded semi-annually and payable in arrears on June 15th and December 15th of each year during the term of the Senior Secured Notes – 2026.
The Senior Secured Notes – 2026 may be redeemed early but are subject to a prepayment premium dependent on the loan year. All or part of the outstanding Senior Secured Notes – 2026 may be redeemed between June 15, 2023 and June 14, 2024 with a premium of 4%; between June 15, 2024 and June 14, 2025 with a premium of 2%, or June 15, 2025 or after without a premium.
The Company recognized interest expense under the Senior Secured Notes – 2026 of $10.5 million and $20.9 million for the three and six months ended June 30, 2023, respectively.
Bloom Notes
In connection with the Bloom acquisition, the Company issued secured promissory notes to the former owners of Bloom (the “Bloom Notes”) in the aggregate of $160 million, which mature over three years. The first and second set of notes each total $50 million with maturities dates in January 2023 and 2024, and each bear interest at the rate of 6% per annum with interest payments due quarterly.
The final set of promissory notes are convertible promissory notes with a principal amount totaling $60 million, which mature in January 2025 and bear interest at a rate of 4% per annum. Interest payments are not required until maturity, at which time the entire then-outstanding principal balance and accrued interest will be due. At the option of the former owners of Bloom, the third set of promissory notes may be paid by the Company through the issuance of SVS at maturity.
There are no prepayment penalties on the Bloom Notes.
As part of a settlement agreement reached in April 2023, between the Company and the former owners of Bloom, the parties to the settlement agreement agreed to reduce the future principal payments of the Bloom Notes by $10 million. The Company settled in full the $50 million note due January 2023 for $44 million. The remaining principal reduction of $4 million was applied to the $50 million note due January 2024. This transaction resulted in a recognition of Gain on extinguishment of debt of $3.3 million during the three and six months ended June 30, 2023, which is included in Other income (expense), net on the Condensed Interim Consolidated Statements of Operations.
The Company recognized interest expense under the Bloom Notes of $3.3 million and $8.7 million for the three and six months ended June 30, 2023, respectively.
Seller notes
As of June 30, 2023, the Company had two Seller notes outstanding with an aggregate balance of $6.7 million, which included the Phyto acquisition seller note in the amount of $1.8 million, inclusive of accrued interest, and a seller note related to the Scottsdale, AZ building purchase, due December 2036, in the amount of $4.8 million. The Scottsdale seller note bears interest at a rate of 5% per annum.
Other Notes
As of June 30, 2023, Other notes primarily consist of a note outstanding at Broad Horizons Holdings, LLC in the amount of $7.5 million, due December 31, 2024. The note bears interest at a rate of 15% per annum and interest payments are due quarterly.

Future maturities
As of June 30, 2023, future principal payments due under the Company’s notes payable were as follows:

Period	Amount
2023 (remaining six months)	$26
2024	53,500
2025	60,000
2026	475,000
2027	8,733
Total future debt obligations	$597,259
Information about the Company’s exposure to interest rate risks and liquidity risks is included in Note 20 — Fair value measurements and financial risk management.
Note 11 — Shareholders’ equity
The authorized and issued share capital of the Company is as follows:
Authorized
As of June 30, 2023, the authorized share capital consists of an unlimited number of multiple voting shares (“MVS”) without par value and an unlimited number of SVS without par value.
Issued
As of June 30, 2023, the Company had 93,970,705 MVS issued and outstanding, that were held indirectly by Boris Jordan, the Company's Executive Chairman.
Holders of the MVS are entitled to 15 votes per share and are entitled to notice of and to attend at any meeting of the shareholders, except a meeting of which only holders of another particular class or series of shares will have the right to vote. As of June 30, 2023 and December 31, 2022, MVS represented approximately 13.0% and 13.1%, respectively, of the total issued and outstanding shares and 69.1% and 69.3%, respectively, of the voting power attached to such outstanding shares. The MVS are convertible into SVS on a one-for-one basis at any time at the option of the holder or upon termination of the MVS structure. The dual-class structure will remain until the earlier to occur of (i) the transfer or disposition of the MVS by Mr. Boris Jordan to one or more third parties which are not permitted holders; (ii) Mr. Jordan or his permitted holders no longer beneficially owning, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding SVS and MVS on a non-diluted basis; and (iii) the first business day following the first annual meeting of shareholders of the Company following the SVS being listed and posted for trading on a U.S. national securities exchange such as The Nasdaq Stock Market or The New York Stock Exchange.
Holders of the SVS are entitled to one vote per share.
As of June 30, 2023 and December 31, 2022, the Company had 631,235,582 and 623,520,125, respectively, SVS issued and outstanding; Changes in the number of SVS issued and outstanding are as follows:

	SVS	MVS	Total
As of December 31, 2022	623,520,125	93,970,705	717,490,830
Issuance of shares in connection with acquisitions (Note 4)	6,484,552	—	6,484,552
Exercise and forfeiture of stock options and restricted stock units (Note 13)	1,230,905	—	1,230,905
As of June 30, 2023	631,235,582	93,970,705	725,206,287
The Company reserved 72,520,629 and 71,749,083 SVS, as of June 30, 2023 and December 31, 2022, respectively, for the issuance of stock options under the Company’s 2018 Long Term Incentive Plan (“LTIP”) (see Note 13 — Share-based payment arrangements).
Treasury shares
There were no shares repurchased into treasury during the three and six months ended June 30, 2023 and 2022.

Note 12 — Redeemable non-controlling interest
On April 7, 2021, the Company established Curaleaf International together with a strategic investor who provided initial capital of $130.8 million in exchange for a 31.5% equity stake in Curaleaf International. Curaleaf and the strategic investor entered into a shareholders’ agreement regarding the governance of Curaleaf International pursuant to which Curaleaf has control over operational issues as well as the raising of capital and the ability to exit Curaleaf International. In addition, the strategic investor’s stake is subject to put/call rights that permit either party to cause the stake to be bought out by Curaleaf for Curaleaf equity starting the earlier of change of control or in 2025.
In connection with the acquisition of Four20 in September 2022, the selling shareholders and Curaleaf International entered into a put/call option which permits either party to trigger the roll-up of the remaining equity of Four20 no earlier than two years after the launch of adult use cannabis sales in Germany and no later than the end of 2025, if adult use launch has not occurred by such date.
The estimated redemption value of the put/calls were below their carrying value, which is recorded on the Company’s Condensed Interim Consolidated Balance Sheets as Temporary Equity in the amount of $123.3 million and $121.1 million as of June 30, 2023 and December 31, 2022, respectively.
Note 13 — Share-based payment arrangements
The 2011 and 2015 Equity Incentive Plans provided for the grant of incentive stock options and non-statutory stock options (collectively, “stock options”), restricted stock awards, restricted stock units (“RSUs”), stock appreciation rights, and other share-based awards. In connection with the Business Combination, all unexercised stock options of Curaleaf, Inc. issued and outstanding under the 2011 and 2015 Equity Incentive Plans were converted to the option to receive an equivalent substitute option under the LTIP. The LTIP provides for the grant of stock options, stock appreciation rights, restricted stock and restricted stock units, performance awards, including performance stock units (“PSUs”), dividend equivalents, and other share-based awards. The number of SVS reserved for issuance under the LTIP is calculated as 10% of the aggregate number of SVS and MVS outstanding on an “as-converted” basis.
Valuation of share-based awards
The fair value of each grant of share-based awards is estimated on the date of grant using the Black-Scholes valuation model, where appropriate. In instances where share-based awards have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that affect the value of the share-based awards.
Assumptions used in calculating the fair value of stock options granted during the six months ended June 30, 2023 and 2022 are summarized below:

	2023		2022
Fair value at grant date	$1.80		$3.98
Share price at grant date	$2.89		$7.98
Exercise price	$3.61		$7.29
Expected volatility	68.5%		70.3%
Expected life	4.1	years	4.2	years
Expected dividends	—%		—%
Risk-free interest rate (based on government bonds)	3.8%		2.5%

Total intrinsic value of options exercised (in 000s)	$271		$3,900
Total fair value of shares vested (in 000s)	$7,911		$17,090
The aggregate intrinsic values of shares outstanding as of June 30, 2023 and 2022, and the weighted average remaining contractual terms of shares exercisable and shares outstanding and vested as of June 30, 2023 and 2022 are summarized below:

	June 30,
	2023		2022
Aggregate intrinsic value of shares outstanding at the end of the period (in 000s)	$19,999		$40,050
Weighted-average remaining contractual term - shares exercisable	4.3	years	5.2	years
Weighted-average remaining contractual term - shares outstanding and vested	4.8	years	5.6	years

The expected volatility is estimated based on historical volatility, as the Company believes this is the best estimate of the expected volatility over the expected life of its equity-based awards. The expected life in years represents the period of time that equity-based awards granted are expected to be outstanding. The expected term of equity-based awards granted to non-employees is equal to the contractual term of the equity-based awards. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the equity-based award for time periods approximately equal to the expected term of the equity-based award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.
During the three and six months ended June 30, 2023, the Company recorded share-based compensation for its equity-based awards in the amount of $6.2 million and $8.0 million, respectively, compared to $8.3 million and $15.9 million for the three and six months ended June 30, 2022, respectively.
Reconciliation of outstanding stock options
The number and weighted-average exercise prices of stock options under the LTIP were as follows:

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	2023	2023	2022	2022
Outstanding at January 1,	24,539,168	$6.73	23,578,470	$6.76
Forfeited	(1,508,577)	9.30	(1,174,504)	12.64
Expired	(1,260,169)	9.19	(158,159)	6.80
Exercised	(81,775)	0.30	(524,770)	0.55
Granted(1)	7,929,533	2.89	3,210,772	7.29
Outstanding at June 30,	29,618,180	$5.44	24,931,809	$6.65
Options exercisable at June 30,	15,702,289	$5.61	19,141,446	$5.82

(1) Includes stock options the Company issued to the Company’s Executive Chairman during the six months ended June 30, 2023, that vest based on the achievement of certain market-based performance goals, including the achievement of certain stock price performance over a performance period. There are three stock price targets which can be achieved over the performance period and are based on an average closing price of the Company’s common stock.

Reconciliation of RSUs
RSUs vest based on the satisfaction of service conditions.
The number of RSUs awarded under the LTIP were as follows:

	Number of RSUs
	2023	2022
Outstanding at January 1,	4,284,439	2,876,413
Forfeited	(952,293)	(640,158)
Vested	(784,768)	(853,311)
Granted	4,109,182	2,383,901
Outstanding at June 30,	6,656,560	3,766,845
Reconciliation of PSUs
During the six months ended June 30, 2023, the Company issued PSUs to certain executives that vest based on the satisfaction of both service conditions and the achievement of certain annual performance goals including meeting certain annual revenue and other financial metric targets.
The number of PSUs awarded under the LTIP were as follows:

	Number of PSUs	Weighted-Average Grant Date Fair Value
	2023	2023
Outstanding at January 1	—	—
Forfeited	(86,501)	2.89
Vested	—	—
Granted	2,240,372	2.89
Outstanding at June 30,	2,153,871	2.89
Note 14 — Selling, general and administrative expense
Selling, general and administrative expenses consist of the following:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Selling, general and administrative expenses:
Salaries and benefits	$52,886	$55,700	$108,289	$109,504
Sales and marketing	10,966	9,814	20,444	18,072
Rent and occupancy	12,257	12,110	24,997	23,940
Travel	1,593	2,980	3,403	4,850
Professional fees	11,567	9,226	22,943	17,740
Office supplies and services	12,001	6,592	24,956	12,284
Other	8,854	11,357	17,266	21,971
Total selling, general and administrative expense	$110,124	$107,779	$222,298	$208,361
Note 15 — Other income (expense), net
Other income (expense), net consists of the following:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Other income (expense), net:
(Loss) gain on disposal of assets	$(161)	$665	$(3,282)	$1,421
Gain on investment	5,277	15,100	5,602	14,852
(Loss) gain on extinguishment of debt	(1)	(1)	3,299	—
Other income, net	131	2,695	278	3,558
Total other income, net	$5,246	$18,459	$5,897	$19,831

Note 16 — Earnings per share
Basic and diluted loss per share attributable to Curaleaf Holdings, Inc. was calculated as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Numerator:
Net loss from continuing operations	$(68,882)	$(17,259)	$(115,235)	$(51,252)
Less: Net loss attributable to redeemable non-controlling interest	(3,250)	127	(5,339)	(1,648)
Net loss from continuing operations attributable to Curaleaf Holdings, Inc.	(65,632)	(17,386)	(109,896)	(49,604)
Net loss from discontinued operations	(5,610)	(4,503)	(15,726)	(8,774)
Net loss attributable to Curaleaf Holdings, Inc.	$(71,242)	$(21,889)	$(125,622)	$(58,378)

Denominator:
Weighted average common shares outstanding – basic and diluted(1)	719,269,057	709,965,526	719,023,326	709,434,324

Net loss per share from continuing and discontinued operations:
Net loss per share from continuing operations attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.09)	$(0.02)	$(0.15)	$(0.07)
Net loss per share from discontinued operations attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.01)	$(0.01)	$(0.02)	$(0.01)

(1) As a result of the net losses incurred by the Company from its continuing operations and its discontinued operations for the three and six months ended June 30, 2023 and 2022, the calculation of diluted net loss per share for each period presented gives no consideration to potentially anti-dilutive securities, and as such, is the same as basic net loss per share for each period presented.

The securities excluded from the computation of diluted loss per share attributable to Curaleaf, Inc. for the periods indicated due to their anti-dilutive effect are as follows:

	Six months ended June 30,
	2023	2022
Options to purchase SVS	29,618,180	24,931,809
Note 17 — Segment reporting
In accordance with ASC 280 - Segment Reporting, the Company determined its two operating segments, which are also its reportable segments, are (i) domestic operations and (ii) international operations. These segments reflect how the Company’s chief operating decision maker (“CODM”) manages, allocates resources to and evaluates the performance of the Company’s operations, as well as how the Company’s internal management financial reporting is structured. The following table presents financial information for the Company’s continuing operations disaggregated by reportable segment. As the Company’s CODM does not review total assets or net income (loss) by segment, such information is not presented below.

	Domestic	International	Total
For the three months ended June 30, 2023:
Revenues	$324,401	$14,179	$338,580
Gross profit	141,614	4,908	146,522
For the six months ended June 30, 2023:
Revenues	$648,314	$26,762	$675,076
Gross profit	297,947	9,325	307,272

Long-lived assets as of June 30, 2023	$2,507,906	$332,101	$2,840,007

For the three months ended June 30, 2022:
Revenues	$319,668	$7,310	$326,978
Gross profit	176,335	2,662	178,997
For the six months ended June 30, 2022:
Revenues	$607,490	$15,541	$623,031
Gross profit	334,340	5,967	340,307

Long-lived assets as of December 31, 2022	$2,452,094	$330,471	$2,782,565
Note 18 — Commitments and contingencies
Indemnification agreements
In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners, and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and senior management team that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnification agreements. The Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its Interim Financial Statements.
Litigation
The Company is involved in claims or lawsuits that arise in the ordinary course of business. Accruals for claims or lawsuits are provided to the extent that losses are deemed both probable and estimable. Although the ultimate outcome of these claims or lawsuits cannot be ascertained, on the basis of present information and advice received from counsel, it is management’s opinion that the disposition or ultimate determination of such claims or lawsuits will not have a material adverse effect on the Company.
Among other legal disputes, the Company is currently, or was, involved in the following proceedings relating to material disputes:
Eagle Valley Holdings, LLC. On January 4, 2023, a Curaleaf subsidiary that purchased the Bloom assets in Arizona, filed suit against Eagle Valley Holdings, LLC, Q Business Consulting, LLC, LBSF, LLC, the sellers of the Bloom assets, and Edmond Vartughian, their designated representative, in Arizona Superior Court in Maricopa County, alleging breach of the contractual representations and warranties and fraudulent inducement of Curaleaf’s acquisition of the Bloom assets. The parties resolved the claims on March 21, 2023 and dismissed the suit. As part of the settlement agreement, the parties have agreed to reduce the future principal payments of the Bloom notes by $10 million. The purchase price for Bloom was paid $69 million in cash on closing of the transaction, net of working capital adjustments, with the remaining approximately $160 million to be paid through the issuance of three promissory notes of $50 million, $50 million and $60 million due, respectively, on the first, second and third anniversary of closing of the transaction.

Curaleaf has settled in full the $50 million note due January 2023 for $44 million and the principal of the $50 million note due January 2024 has been reduced by $4 million.
Sentia Wellness. On January 6, 2022, Measure 8 Ventures, LP, and other purchasers of debentures from Sentia Wellness, Inc. (“Sentia”), filed suit against Nitin Khanna and six other former officers, directors, and/or advisors of Sentia in the Circuit Court of the State of Oregon for Multnomah County alleging violations of Oregon securities law by making false and misleading statements and omissions to induce the plaintiffs to purchase over $74 million of debentures in Sentia. On May 16, 2022, the defendants filed their answer to the plaintiffs’ complaint along with affirmative defenses and various counter-claims against the plaintiffs as well as claims against third-parties Curaleaf Holdings, Inc., Cura Partners, Inc., and other individuals. The third-party claims include claims for unjust enrichment, breach of fiduciary duty, and tortious interference in connection with Curaleaf’s acquisition of Cura Partners, Inc. The third-party complaint also alleges claims against Curaleaf Holdings, Inc. and Cura Partners, Inc. for indemnification as well as reimbursement and advancement of attorneys’ fees and expenses under Oregon law and Cura Partners, Inc.’s bylaws. Nitin Khanna and the third-party plaintiffs seek actual damages in an amount of $515 million and other relief. However, Curaleaf Holdings, Inc. and Cura Partners, Inc. were not targeted by all of the third-party plaintiffs’ claims. On October 25, 2022, Nitin Khanna and the third-party plaintiffs filed a stipulation of dismissal which was subsequently signed by the judge and which dismissed without prejudice all of their claims against Curaleaf Holdings, Inc. and Cura Partners, Inc. Mr. Clateman and Mr. Martinez have moved to dismiss all claims against them; the court has not yet heard argument on that motion.
Connecticut Arbitration. Pursuant to the Second Operating Agreement of Doubling Road Holdings, LLC, the holders (the “Holders”) of a majority of the Series A-2 Units of Doubling Road Holdings had the right (the “Put Right”) to require that PalliaTech CT, LLC or any of its affiliates purchase all of the Series A-2 Units in exchange for shares of PalliaTech, Inc. (now Curaleaf, Inc.), the parent of PalliaTech CT, pursuant to a defined “Buy-Out Exchange Ratio.” On October 25, 2018, the Holders, the Company, and others entered into a Stipulation of Settlement in order to resolve a dispute with respect to the applicable Buy-Out Exchange Ratio for the Put Right. The Stipulation of Settlement provided, among other things, that PalliaTech CT purchased the Holders’ interests in exchange for (1) a payment of $40.1 million; (2) 4,755,548 SVS; and (3) the potential for additional equity in the Company depending on the results of a “Settlement Second Appraisal.” Pursuant to the Settlement Second Appraisal, dated December 12, 2019, and the terms of the Stipulation of Settlement, the Holders received 2,016,859 additional SVS. On January 23, 2020, the Holders filed claims in arbitration including for fraudulent inducement and breach of contract, relating primarily to a lock-up agreement that the Holders signed in connection with the Stipulation of Settlement. The hearing of the case took place in April 2022 and on September 6, 2022, the arbitrator issued a Final Partial Award dismissing all of the DRH plaintiffs’ claims and awarding costs of the arbitration to Curaleaf. The arbitrator issued a final award of the costs to be paid by the DRH plaintiffs to Curaleaf, and the immaterial reimbursement was received in the fourth quarter of 2022.
Taxes
The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations for federal, state and foreign jurisdictions in which the Company operates. The Company has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will result upon ultimate settlement with a tax authority that has all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will result, no tax benefit has been recognized in the Interim Financial Statements.
The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and foreign jurisdictions, where applicable. The Company is currently in the Internal Revenue Service (the “IRS”) examination Appeals process for the tax years 2016, 2017, and 2018. The Company’s subsidiary, Curaleaf North Shore, Inc. (formerly known as Alternative Therapies Group, Inc.) has settled its Tax Court case related to an IRS examination for 2018. The settlement will not have a material effect on the Company’s Interim Financial Statements. As of June 30, 2023 there is reasonable possibility that the unrecognized tax benefits will change within 12 months due to expirations of statute of limitations or audit settlements.
The IRS has proposed adjustments relating to the Company’s treatment of certain expenses under Section 280E of the Internal Revenue Code (“Section 280E”), however, the Company is defending its tax reporting positions before the IRS. The outcome of this audit remains unclear at this point. The Company also intends to litigate any further such challenges because it currently believes all of its other tax positions can be sustained under an IRS examination. The ultimate resolution of tax matters could have a material effect on the Company’s Interim Financial Statements. As the IRS

interpretations on Section 280E continue to evolve, the impact of any such challenges cannot be reliably estimated. The Company's tax years are still open under statute from December 31, 2016, to the present.
Note 19 — Related party transactions
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.
The Company incurred the following transactions with related parties during the three and six months ended June 30, 2023 and 2022 and had the following outstanding related party payable balance as of June 30, 2023 and December 31, 2022:

	Related party transactions
	Three months ended June 30,		Six months ended June 30,		Related party payable outstanding as of
Transaction	2023	2022	2023	2022	June 30, 2023	December 31, 2022
Consulting fees (1)	$214	$153	$398	$694	$—	$—
Travel and reimbursement (2)	43	26	45	323	—	—
Rent expense reimbursement (3)	—	18	—	36	—	—
Platform fees (4)	871	—	1,627	—	—	—
Senior Secured Notes - 2026 (5)	221	235	438	466	(10,000)	(10,000)
	$1,349	$432	$2,508	$1,519	$(10,000)	$(10,000)

(1) Consulting fees relate to real estate management and general advisory services provided by (i) Frontline Real Estate Partners, LLC, a company controlled by Mitchell Kahn, a Board Member, and in which Matt Darin, Chief Executive Officer, has a minority interest, as well as (ii) Measure 8 Venture Management, LLC, an investment company controlled by Boris Jordan, Executive Chairman and control person of the Company (including funds managed by such entity, “Measure 8”). There are on-going contractual commitments related to these transactions. The total consulting fees paid to Measure 8 were immaterial for the three months ended June 30, 2023 and 2022, respectively, and were $0.1 million and $0.5 million for the six months ended June 30, 2023 and 2022, respectively. The total consulting fees paid to Frontline Real Estate Partners, LLC were $0.2 million and immaterial for the three months ended June 30, 2023 and 2022, respectively, and $0.3 million and $0.2 million for the six months ended June 30, 2023 and 2022, respectively.

(2) Travel and reimbursement relate to payments made to Measure 8 for reimbursements of certain expenses incurred. There are on-going contractual commitments related to these transactions.
(3) The Company recognized a rent expense credit for a sublease between Curaleaf NY LLC and Measure 8 and rent expense for a lease between GR Companies, Inc. and FREP Elm Place II, LLC, a company owned in part by Mr. Kahn. Both arrangements represent on-going contractual commitments based on executed leases.

(4) During the second quarter of 2023, Leaf Trade, Inc. (“Leaf Trade”) and SD Technologies (“Sweed”) completed a business combination and Measure 8 acquired a 6.8% stake in the holding company, High Tech Holdings, Inc. and received a seat on the board of directors. Leaf Trade provides Curaleaf with their B2B platform for Curaleaf’s Wholesale sector in exchange for fees to use the platform.

(5) Baldwin Holdings, LLC, in which Joseph F. Lusardi, the Company’s Executive Vice Chairman, owns a direct equity interest held $10 million of the total of $475 million of Senior Secured Notes – 2026. The Company recognized interest expense related to the portion of the Senior Secured Notes - 2026 held by Baldwin Holdings, LLC. The Promissory Note – 2024 previously held by Baldwin Holdings, LLC, was exchanged for Senior Secured Notes – 2026 as part of the private placement of Senior Secured Notes – 2026 completed by the Company in December 2021. As a result of this exchange, the Company repaid the notes, including interest and prepayment penalty. For three and six months ended June 30, 2022, the Company recognized interest expense under the Promissory Note - 2024. For the three months ended June 30, 2023, the Company recognized interest expense under the Senior Secured Notes - 2026, some of which are attributable to Baldwin Holdings, LLC. The Senior Secured Notes – 2026 held by Baldwin Holdings, LLC contain certain repayment and interest components that represent on-going contractual commitments with this related party.

Note 20 — Fair value measurements and financial risk management
The Company’s financial instruments consist of cash, restricted cash and cash equivalents, notes receivable, accounts payable, accrued expenses, long-term debt, and redeemable non-controlling interest contingency. The fair values of cash, restricted cash, notes receivable, accounts payable, and accrued expenses approximate their carrying values due to the relatively short-term to maturity. The Company’s long-term notes payable carrying value at its effective interest rate approximates fair value.
Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 – Inputs for the asset or liability that are not based on observable market data.

The Company’s assets measured at fair value on a nonrecurring basis include investments, long-lived assets, and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or at least annually for indefinite-lived intangible assets and goodwill. Any resulting asset impairment would require that the asset be recorded at its fair value. The resulting fair value measurements of the assets are considered to be Level 3 measurements.
There were no transfers between levels in the fair value hierarchy during the six months ended June 30, 2023 and the year ended December 31, 2022.
The following tables present the placement in the fair value hierarchy of liabilities that were measured at fair value on a recurring basis as of June 30, 2023 and December 31, 2022:

	Fair value measurements as of June 30, 2023 using:
	Level 1	Level 2	Level 3	Total
Contingent consideration liabilities	—	—	23,029	23,029

	Fair value measurements as of December 31, 2022 using:
	Level 1	Level 2	Level 3	Total
Contingent consideration liabilities	—	—	29,109	29,109
Level 1
Cash and cash equivalents, net accounts receivable, accounts payable and accrued liabilities, notes payable, investments, and other current assets and liabilities represent financial instruments for which the carrying amount approximates fair value.
Level 2
The fair value of deferred consideration related to the Tryke acquisition is discussed in Note 4 — Acquisitions of the Company’s Annual Financial Statements. Consideration to be paid in cash on the first, second, and third anniversaries of the closing date was valued with a discount rate, consisting of the Company’s credit spread and a risk-free rate, of 18.2%, 18.0%, and 17.8% respectively. The liabilities will accrete in value until the payment due date with changes in the value recorded through interest expense within the Company’s Condensed Interim Consolidated Statements of Operations. Additional deferred cash consideration relates to the pending litigation as discussed in Note 4 — Acquisitions of the Company’s Annual Financial Statements.
Level 3
The fair value of contingent consideration is based upon the following Level 3 inputs:
•EMMAC – present value of EMMAC’s achievement regulatory approval for recreational cannabis and meeting certain revenue targets in the U.K. market as discussed in Note 4 — Acquisitions of the Company’s Annual Financial Statements. The following discount rates were utilized in the determination of the present value of the liabilities.
◦Regulatory approval for recreational cannabis – 1.8% in 2022 and 11.6% in 2023.
◦Revenue targets in the U.K. market – 1.8% in 2022 and 11.2% in 2023.
•Sapphire – present value of Sapphire’s achievement of certain revenue, script, and active patient count milestones during 2023 as discussed in Note 4 — Acquisitions of the Company’s Annual Financial Statements.
•Four20 – present value of Curaleaf’s shares to be issued utilizing a discount rate of 16.4% and 16.2% for the first and second tranche of shares to be issued, respectively as of June 30, 2023.
Financial Risk Management
The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:
Credit Risk
Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s notes and accounts receivable. The maximum credit exposure at June 30, 2023 and 2022 is the carrying amount of cash and cash equivalents, accounts receivable and notes receivable. The Company does not have significant credit risk with respect to its customers. All cash and cash equivalents are placed with major U.S. financial institutions.
The Company provides credit to its wholesale and management services agreement (“MSA”) customers in the normal course of business and has established processes to mitigate credit risk. The amounts reported in the Condensed Interim Consolidated Balance Sheets are net of allowances for credit losses, estimated by the Company’s management based on prior experience and its assessment of the current economic environment. The Company reviews its trade receivable accounts regularly and reduces amounts to their expected realizable values by adjusting the allowance credit losses when management determines that the account may not be fully collectible. The Company applies ASC 310 – Receivables for the measurement of expected credit losses, which uses an expected loss allowance model for all trade receivables. The Company has not adopted standardized credit policies, but rather assesses credit on a customer-by-customer basis in an effort to minimize those risks.
Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.
In December 2021, the Company closed a private placement of Senior Secured Notes - 2026, for aggregate gross proceeds of $475 million to the Company. The notes bear interest on the unpaid principal amount at a rate of 8% per annum, compounded semi-annually and payable in arrears on June 15th and December 15th of each year during the term of the notes; the first of which will be June 15, 2022. The Note Indenture governing the Senior Secured Notes - 2026 contains numerous positive and negative covenants of the Company. If the Company breaches a covenant under the Note Indenture, the trustee may, under certain circumstances, accelerate the maturity of the principal amount outstanding or realize on the collateral granted by the Company over its assets. A breach of covenant under the Note Indenture could have a material adverse impact on the Company’s financial position.
In connection with the Bloom acquisition, the Company issued secured promissory notes to the former Bloom owners in the aggregate of $160 million, which mature over three years. The first set of notes total $40 million and the second set of notes total $44 million, after the settlement agreement reached and as described herein, and mature in January 2023 and 2024; each bear interest at the rate of 6% per annum and interest payments are due quarterly.
The final set of promissory notes are convertible promissory notes with a principal amount totaling $60 million, which mature in January 2025 and bear interest at a rate of 4% per annum. Interest payments are not required until maturity, when all principal and accrued interest will be due. At the option of the sellers of Bloom, the third set of promissory notes may be paid by the Company issuing SVS at maturity. All three notes may be prepaid without penalty.
In addition to the commitments outlined in Note 10 — Notes payable and Note 18 — Commitments and contingencies, the Company has the following gross remaining contractual obligations:

	< 1 Year	1 to 3 Years	Total
For the period ended June 30, 2023:
Accounts payable	$69,364	$—	$69,364
Accrued expenses	105,461	—	105,461
Other current liabilities	1,196	—	1,196
Contingent consideration liability	16,023	7,006	23,029
Other long-term liability	—	103,691	103,691
	$192,044	$110,697	$302,741

	< 1 Year	1 to 3 Years	Total
For the period ended December 31, 2022:
Accounts payable	$81,676	$—	$81,676
Accrued expenses	105,764	—	105,764
Other current liabilities	1,726	—	1,726
Contingent consideration liability	18,537	10,572	29,109
Other long-term liability	—	94,829	94,829
	$207,703	$105,401	$313,104
Currency Risk
The operating results and financial position of the Company are reported in U.S. dollars. Some of the Company’s financial transactions have been and may be denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks.
As of June 30, 2023 and 2022, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s notes receivable and financial debts have fixed rates of interest and are carried at amortized cost. The Company does not account for any fixed-rate financial assets or financial liabilities at fair value, therefore, a change in interest rates at the reporting date would not affect profit or loss.
Capital Management
The Company’s objectives when managing capital are to ensure that there are adequate capital resources to safeguard the Company’s ability to continue as a going concern and maintain adequate levels of funding to support its ongoing operations and development such that it can continue to provide returns to shareholders and benefits for other stakeholders.
The capital structure of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the Company’s underlying assets. The Company plans to use existing funds, as well as funds from the future sale of products to fund operations and expansion activities.
Note 21 — Variable interest entities
The following tables presents the summarized financial information about the Company’s consolidated VIEs which are included in the Company’s Interim Financial Statements. The entities indicated below were determined to be VIEs as the Company possesses the power to direct activities through management service agreements or financing arrangements. As of June 30, 2023 and December 31, 2022, VIEs classified as Other VIEs, in the following table, are CLF MD Processing and LLC and Broad Horizon Holdings, LLC.
The following table presents summarized financial information about the Company’s VIEs as of June 30, 2023 and December 31, 2022 included within the Condensed Interim Consolidated Balance Sheets:

	June 30, 2023			December 31, 2022
	Primary Organic Therapy, Inc.	Remedy Compassion Center, Inc.	Other VIEs	Primary Organic Therapy, Inc.	Remedy Compassion Center, Inc.	Other VIEs
Current assets	$30,375	$17,568	$7,050	$21,146	$13,922	$4,719
Non-current assets	34,364	5,863	12,644	32,932	5,762	9,233
Current liabilities	54,564	27,046	8,805	46,780	21,259	5,651
Non-current liabilities	6,794	1,026	8,119	3,952	735	6,094
Equity attributable to Curaleaf Holdings, Inc.	3,381	(4,640)	2,770	3,346	(2,310)	2,207

The following table presents summarized financial information about the Company’s VIEs for the three and six months ended June 30, 2023 and 2022 included within the Condensed Interim Consolidated Statements of Operations:

	Three months ended June 30,
	2023			2022
	Primary Organic Therapy, Inc.	Remedy Compassion Center, Inc.	Other VIEs	Primary Organic Therapy, Inc.	Remedy Compassion Center, Inc.	Other VIEs
Revenues	$3,184	$3,025	$4,893	$3,764	$2,390	$552
Net loss attributable to Curaleaf Holdings, Inc.	(2,926)	189	(1,036)	(1,293)	(453)	(288)

	Six months ended June 30,
	2023			2022
	Primary Organic Therapy, Inc.	Remedy Compassion Center, Inc.	Other VIEs	Primary Organic Therapy, Inc.	Remedy Compassion Center, Inc.	Other VIEs
Revenues	$5,680	$5,856	$1,344	$7,300	$5,051	$1,004
Net loss attributable to Curaleaf Holdings, Inc.	(361)	(2,271)	(753)	(196)	(1,466)	(654)

Note 22 — Revenue disaggregation
The following table presents the disaggregation of the Company’s total revenues from continuing operations for the three and six months ended June 30, 2023 and 2022:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Revenues:
Retail revenue	$277,408	$251,058	$550,424	$476,197
Wholesale revenue	59,662	74,690	121,766	144,351
Management fee income	1,510	1,230	2,886	2,483
Total revenues	$338,580	$326,978	$675,076	$623,031
Note 23 — Subsequent events
The Company signed an asset purchase agreement, effective July 1, 2023, for the sale of its operations in Oregon to Hotbox Farms LLC. The sale is expected to be completed by the end of the third quarter of 2023, subject to regulatory approval. In connection with the sale, the Company also signed a management services agreement with Hotbox Farms to provide certain administrative and operational support services and a licensing agreement to use certain of the Company’s intellectual property.
On July 5, 2023, the Company announced that Terra Verde LDA, a wholly owned subsidiary of Curaleaf International, will acquire the assets of Clever Leaves’ EU-GMP, a certified cannabis processing facility in Setubal, Portugal. The acquisition has been structured as an asset purchase, including all equipment and lease rights to a processing and warehousing facility, for €2.5 million.